August 18, 2009 Via Edgar and Facsimile (202) 772-9198 Ms. Staci Shannon Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549	Micromet, Inc. 6707 Democracy Blvd. Suite 505 Bethesda, Maryland 20817 Phone: (240) 752-1420 Fax: (240) 752-1425 E-mail:info@micromet-inc.com Internet: www.micromet-inc.com

Re:	Micromet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement
File No. 000-50440

Dear Ms. Shannon:

Micromet, Inc. (the “Company”) hereby acknowledges that it has received comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 4, 2009 with respect to the above-referenced filings (the “Comments”).  The Company currently intends to respond to the Comments by September 18, 2009.

Pursuant to the Staff’s letter, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Micromet, Inc.

By:	/s/ Barclay Phillips
Barclay Phillips
Senior Vice President and Chief Financial Officer

cc:           Darren K. DeStefano, Esq.